October 10, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Jeffrey P. Riedler

Re:                             Forward Pharma A/S

Registration Statement on Form F-1
File No. 333-198013

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Forward Pharma A/S (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-198013) (as amended, the “Registration Statement”), relating to a public offering of American Depositary Shares representing ordinary shares of the Registrant, nominal value DKK 0.10 per share, so that the Registration Statement may be declared effective on October 14, 2014, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as Representatives, confirm that they are aware of their obligations under the Securities Act.

In connection with the Registration Statement, pursuant to Rule 460 under the Securities Act, we wish to advise you that between October 1, 2014 and the date hereof 1,875 copies of the Registrant’s Preliminary Prospectus, dated October 1, 2014, were distributed to investors, prospective underwriters and dealers and others.

The undersigned, as Representatives, hereby advise you that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will comply, with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

LEERINK PARTNERS LLC
JEFFERIES LLC

As Representatives

By:	LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.
Name: John I. Fitzgerald, Esq.
Title: Managing Director

By:	JEFFERIES LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director